                                                              February 2, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                       Columbia Insurance Corporation, Ltd
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8905
                                File No. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the July 1, 1999 through December 31, 1999 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

         CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("Columbia"), its subsidiaries and associates. It continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At June 30, 1999 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 1999 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. Details of the coverages and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

         As further discussed under point 2 below, CICL'S loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been 15 losses reported and $3,004,450 in paid claims since inception - $650,000 for the period under review.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

         For the period under review CICL's incurred loss to earned premium ratios were as follows:
                                 Earned Premium    Incurred Loss Ratio
                                                   (incl. IBNR)
      All Risk Property          US $1,200,000       $1,500,000       125%
      General/auto Liability     US $1,520,500       $2,000,000       132%

    The above ratios reflect a conservative reserving position, as is appropriate for a company in its early years of writing business.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's programs as at June 30, 1999 and December 31, 1999, were $13,160,693 and $15,334,004, respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided as Exhibit 2.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         As of the latest renewal, CICL has implemented a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. The GL premium paid to CICL was reduced by 4.7% for the 1999/00 period based on positive experience through the first policy periods. The all-risk premium was increased by 22% due to an increased loss activity. The model is presented in Exhibit 4.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         Exhibit 5 gives the estimated cost of purchasing guaranteed cost (commercial) coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98 and 1998/99, compared to the actual premium paid to CICL, for the period from Its incorporation to December 31, 1999. The comparison is made using market quotes obtained for commercial coverage. As shown in the exhibit, in the current period Columbia has realized immediate pre-tax savings of approximately 13% by reinsuring certain of the risks to CICL. Cumulatively, taking into account investment income earned on reserves, savings could be as high as 14%.

6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

         CICL's income statement and balance sheet including any notes are attached.


                                                        Very truly yours,

                                             COLUMBIA INSURANCE CORPORATION, LTD

                                             By:      //s// N. A. Parillo
                                                   -----------------------------
                                                      N. A. Parillo, President

     COLUMBIA INSURANCE COMPANY LTD.
                                                                       EXHIBIT 1

INTERIM REPORT RULE 24 - FILE NO. 70-8905

DESCRIPTION OF CURRENT BUSINESS WRITTEN THROUGH:     12/31/99

        ALL RISK PROPERTY                    LIMITS
           FRONT
          PERIOD                       PER OCC/AGGREGATE                   DEDUCTIBLE
         COMPANY
        6/30/96 - 97                   $500,000-$650,000/$3MM              $100,000-250,000
          Arkwright
        6/30/97 - 98                   $500,000-$650,000/$3MM              $100,000-250,000
          Arkwright
        6/30/98 - 99                   $500,000-$650,000/$3MM              $100,000-250,000
          Hartford Steam Boiler
        6/30/99 - 00                   $500,000-$650,000/$3MM              $100,000-250,000
          Hartford Steam Boiler

        GENERAL/AUTO LIABILITY      LAYER            PER OCC/AGG. LIMIT                 ATTACHMENT FRONT
        7/1 96 - 97                         Primary  U.S.$800,000/3,000,000             $200,000
          AEGIS
                                    Excess           U.S.$1,000,000/1,000,000           $1,000,000
          AEGIS
        7/1/97 - 98                         Primary  U.S.$800,000/3,800,000*            $200,000
          AEGIS
                                    Excess           U.S.$1,000,000/1,500,000*          $1,000,000
          AEGIS
        7/1/98 - 99                         Primary  U.S.$800,000/3,000,000             $200,000
          AEGIS
                                    Excess           U.S.$1,000,000/1,000,000           $1,000,000
          AEGIS
        6/1/99 - 00                         Primary  U.S.$800,000/3,000,000             $200,000
          AEGIS
                                    Excess           U.S.$1,000,000/1,000,000           $1,000,000
          AEGIS

        *Limits for the 1997-98 reinsurance were changed retroactively. There was no change in 1998-99 limits.

COLUMBIA INSURANCE CORPORATION LTD.                                    EXHIBIT 2
INTERIM REPORT RULE 24   File No. 70-8905
INCURRED AND PAID LOSSES FOR THE PERIOD: 7/1/99 - 12/31/99


    POLICY                          LOSS RESERVE                  ENDING        ENDING     TOTAL RESERVE       TOTAL      MOVEMENT
     YEAR         COVERAGE           @7/1/99     PAID LOSSES       OSLR          IBNR        @12/31/99       INCURRED    FOR PERIOD
7/1/96-97    General Liability       3,250,000   -                 750,000     1,306,000       2,056,000     2,056,000    -1,194,000
7/1/97-98    General Liability       3,500,000   -                 714,070     3,274,930       3,989,000     3,989,000       489,000
7/1/98-99    General Liability       4,000,000   -                 500,000     3,251,000       3,751,000     3,751,000      -249,000
7/1/99-00    General Liability   -               -                 800,000     1,200,000       2,000,000     2,000,000     2,000,000
6/30/96-97   All Risk                  650,000   -                 650,000  -                    650,000       650,000  -
6/30/97-98   All Risk                  453,073   -                 412,000        50,000         462,000       462,000         8,927
6/30/98-99   All Risk                1,307,620       650,000       876,004        50,000         926,004     1,576,004       268,384
6/30/99-00   All Risk            -               -               1,300,000       200,000       1,500,000     1,500,000     1,500,000

                                    13,160,693       650,000     6,002,074     9,331,930      15,334,004    15,984,004     2,823,311

INCEPTION TO DATE
                                                 Paid losses

7/1/96-97    General Liability                   -
7/1/97-98    General Liability                     1,300,000
7/1/98-99    General Liability                   -
7/1/99-00    General Liability                   -
6/30/96-97   All Risk                            -
6/30/97-98   All Risk                                401,309
6/30/98-99   All Risk                              1,303,140
6/30/99-00   All Risk                            -

                                 -                 3,004,449


COLUMBIA INSURANCE CORPORATION LTD.                                    EXHIBIT 3
INTERIM REPORT RULE 24                          FILE NO. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD         7/1/99 - 12/31/99
Total CICL Premium Allocation


                    Line of Business      Liability     All-Risk      Total
                                       -----------------------------------------
                     Premium Amount:      3,041,000     2,400,000   5,441,000
                                       -----------------------------------------
                                          Weighting    Weighting
                                       ----------------------------
                            Exposure        80.00%       80.00%
                                Loss        20.00%       20.00%


                                                           Liability    All-Risk        Total
   CODE     OPERATING COMPANY                                Premium     Premium      Premium
----------------------------------------------------------------------------------------------
    12      COLUMBIA ENERGY GROUP SERVICE CORP.               23,955      49,175       73,130
    14      COLUMBIA GULF TRANSMISSION                       161,880     550,701      712,582
    15      COLUMBIA ENERGY SERVICES CORPORATION             304,955      28,607      333,562
    16      ATLANTIC ENERGY, INC.                                  0      12,476       12,476
    16      COLUMBIA PROPANE CORPORATION                     310,476      66,584      377,060
    17      COLUMBIA ELECTRIC CORPORATION                      2,888     226,660      229,548
    18      COLUMBIA LNG CORPORATION                           4,074     202,729      206,803
    20      COLUMBIA NETWORK SERVICES                          2,433         183        2,616
    32      COLUMBIA GAS OF KENTUCKY, INC.                    89,699       6,150       95,849
    34      COLUMBIA GAS OF OHIO, INC.                       918,205      96,780    1,014,985
    35      COLUMBIA GAS OF MARYLAND, INC.                    21,253       2,058       23,311
    37      COLUMBIA GAS OF PENNSYLVANIA, INC.               502,894      21,246      524,140
    38      COLUMBIA GAS OF VIRGINIA, INC.                   119,005      14,143      133,149
    51      COLUMBIA GAS TRANSMISSION                        546,684   1,120,110    1,666,795
    53      COLUMBIA NATURAL RESOURCES                        27,731       2,397       30,128
    11      COLUMBIA ENERGY GROUP                              2,433                    2,433
            CTC                                                2,433                    2,433

----------------------------------------------------------------------------------------------
                                                           3,041,000   2,400,000    5,441,000
==============================================================================================

COLUMBIA INSURANCE CORPORATION LTD.                                   EXHIBIT 4
INTERIM REPORT RULE 24  FILE NO. 70-8905
ALL-RISK PREMIUM ALLOCATION FOR THE PERIOD    7/1/99 - 12/31/99


                               ------------------------
Allocated Premium Amount:      2,400,000
                               ------------------------
Actual Premium Amount:         2,400,000
                               ------------------------

Weighting     Factors
              ----------
Exposure        80.00%
              ----------
Loss            20.00%


                                                     EXPOSURE                    EXPOSURE                    LOSS        SELECTED
                                                       BASE           EXPOSURE    BASED           LOSS      BASED         W/AVG
Code   Operating Company                              FACTOR             %       PREMIUM            %      PREMIUM       PREMIUM
-----------------------------------------------------------------------------------------------------------------------------------
12     COLUMBIA ENERGY GROUP SERVICE CORP. (4)         90,463           2.56%     61,469           0.00%          0        49,175
14     COLUMBIA GULF TRANSMISSION                     680,635          19.27%    462,483          37.65%    903,573       550,701
15     COLUMBIA ENERGY SERVICES CORPORATION (5)        52,627           1.49%     35,759           0.00%          0        28,607
16     ATLANTIC ENERGY, INC.                           22,951           0.65%     15,595           0.00%          0        12,476
16     COLUMBIA PROPANE CORPORATION (2)               122,489           3.47%     83,230           0.00%          0        66,584
17     COLUMBIA ELECTRIC CORPORATION                  200,879           5.69%    136,495          24.47%    587,322       226,660
18     COLUMBIA LNG CORPORATION                       372,944          10.56%    253,411           0.00%          0       202,729
20     COLUMBIA NETWORK SERVICES (5)                      337           0.01%        229           0.00%          0           183
32     COLUMBIA GAS OF KENTUCKY, INC.                  11,314           0.32%      7,687           0.00%          0         6,150
34     COLUMBIA GAS OF OHIO, INC.                     178,038           5.04%    120,975           0.00%          0        96,780
35     COLUMBIA GAS OF MARYLAND, INC.                   3,787           0.11%      2,573           0.00%          0         2,058
37     COLUMBIA GAS OF PENNSYLVANIA, INC. (3)          39,085           1.11%     26,557           0.00%          0        21,246
38     COLUMBIA GAS OF VIRGINIA, INC.                  26,018           0.74%     17,679           0.00%          0        14,143
51     COLUMBIA GAS TRANSMISSION                    1,726,096          48.87%  1,172,861          37.88%    909,105     1,120,110
53     COLUMBIA NATURAL RESOURCES (1)                   4,409           0.12%      2,996           0.00%          0         2,397
-----------------------------------------------------------------------------------------------------------------------------------
       Total Exposure Base                          3,532,072         100.00%  2,400,000        100.00%   2,400,000     2,400,000
===================================================================================================================================

COLUMBIA INSURANCE CORPORATION LTD.                                   EXHIBIT 5
INTERIM REPORT RULE 24
ESTIMATED SAVINGS - CAPTIVE COMPARED TO COMMERCIAL INSURANCE



CICL OPTION
Policy Period                          1996-97           1997-98           1998-99          1999-00 Cum Premium
---------------------------------------------------------------------------------------------------------------------
GL/AL                               $3,250,672        $3,949,662        $3,190,770       $3,041,000
All-Risk                            $1,397,203        $1,618,057        $1,960,760       $2,400,000
                                 ----------------------------------------------------------------------
Total                               $4,647,875        $5,567,719        $5,151,530       $5,441,000      $20,808,124
Investment Income                                                                                         (1,500,000)
Pre-tax saving                        $602,125          $179,511           $79,149         $784,100
Total Cost                                                                                                19,308,124


GUARANTEED COST OPTION
Policy Period                          1996-97           1997-98           1998-99          1999-00
---------------------------------------------------------------------------------------------------------------------
GL/AL                                2,750,000         3,159,730         2,552,616        3,345,100
All-Risk                             2,500,000         2,587,500         2,678,063        2,880,000
Total                               $5,250,000        $5,747,230        $5,230,679       $6,225,100      $22,453,008

ANNUAL SAVINGS                             11%                3%                2%              13%
CUMULATIVE SAVINGS                                                                                               14%
   (INCL. INVESTMENT INCOME)

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                             As of December 31, 1999
                                     ($000)

ASSETS
Investment and other assets                      14,420
                                                 ------
Current Assets

      Cash and temporary cash investments         2,703
      Accounts receivable, net
          Customers                                --
          Intercompany                              485
          Other                                     808
      Prepayments                                     1
      Other                                        --
                                                 ------

Total Current Assets                              3,997
                                                 ------

Deferred Charges                                  1,179
                                                 ------

TOTAL ASSETS                                     19,596
                                                 ======

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                             As of December 31, 1999
                                     ($000)


CAPITALIZATION AND LIABILITIES
Capitalization
      Common Stock Equity
          Common stock, $25 par value (4,800 shares
           outstanding)                                       120
          Additional paid-in capital                          880
          Retained earnings                                   144
                                                           ------

      Total common stock equity                             1,144
      Long-term debt                                         --
                                                           ------

Total Capitalization                                        1,144
                                                           ------

Current Liabilities
      Accounts and drafts payable                             127
      Intercompany accounts payable                           227
      Accrued taxes                                            43
      Other                                                 2,721
                                                           ------

Total Current Liabilities                                   3,118
                                                           ------

Other Liabilities and Deferred Credits
      Income taxes, noncurrent                               --
      Other                                                15,334
                                                           ------

Total Other Liabilities and Deferred Credits               15,334
                                                           ------
TOTAL CAPITALIZATION AND LIABILITIES                       19,596
                                                           ======

                       Columbia Insurance Corporation, LTD
                                Income Statement
                         Year-to-Date, December 31, 1999
                                     ($000)


Operating Revenues                                 5,996

Operating Expenses
      Products purchased                            --
      Operation & maintenance                      6,727
      Other taxes                                   --
                                                  ------

Total Operating Expenses                           6,727
                                                  ------

Operating Income (Loss)                             (731)
                                                  ------

Other Income (Deductions)
      Interest income and other, net                 758
      Interest expense and related charges          --
                                                  ------

Total Other Income (Deductions)                      758
                                                  ------

Income (Loss) Before Income Taxes                     27

Income Taxes                                           9
                                                  ------
Net Income (Loss)                                     18
                                                  ======